Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation (Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on February 7, 2024:

1.	Why did Berry decide to combine its HHNF business with Glatfelter?
•	In September, Berry announced that we were initiating a formal process to evaluate strategic alternatives for the HH&S segment.
•	As part of that process, the Berry Board considered a wide range of available alternatives to maximize value. This transaction reflects the decision made at the conclusion of that process.
•	After thoroughly reviewing all potential strategic alternatives, the Berry Board determined that spinning off and combining the Health, Hygiene and Specialties Global Nonwovens and Films business with Glatfelter will best position both Berry and HHNF for the future.

2.	Who is Glatfelter? Why is Glatfelter the right partner for the HHNF business?
•	Headquartered in Charlotte, North Carolina, Glatfelter is a leading global supplier of specialty materials with a broad range of innovation capabilities and sustainability solutions.
•	Together, we will create an agile, geographically diverse, and technology-led company positioned for innovation and be able to serve customers more efficiently and effectively worldwide.

3.	Who will lead NewCo? Does this affect reporting structure?
•	Following the close of the transaction, which is expected to occur in the second half of 2024, Curt Begle, current President of Berry’s HH&S segment, will serve as CEO of the combined business.
•	In the meantime, there are no immediate changes to reporting structure, either within HHNF or Berry more broadly.

4.	What does this mean for HHNF employees? How will this announcement affect day-to-day responsibilities?
•	Until the transaction is complete, which is expected to occur in the second half of 2024, the HHNF business will remain a part of Berry.
•	This announcement has no impact on your role or day-to-day responsibilities.
•	We are continuing to operate as usual, and it is important that everyone stays focused on providing world-class customer service focused on safety and engagement.

5.	Where will NewCo be headquartered? Will NewCo retain all current HHNF facilities and locations? Will I be asked to relocate?
•	Keep in mind that these are still early days, and a number of key decisions have yet to be made. We will keep you informed as we have additional details to share.

6.	Will the name and branding of the HHNF business change once the transaction is complete?
•	The combined company will be renamed and rebranded by transaction close.

7.	Are there going to be layoffs as a result of this transaction?
•	This announcement is only the first step in the process. There are still decisions to be made before the completion of the transaction.
•	Over the coming months, we will determine how best to separate HHNF to ensure this is a seamless process for our employees, customers, and other stakeholders.

8.	Will my pay, benefits, or employment change?
•	There are no changes to your pay, health, and retirement benefits at this time.

9.	When do you expect the transaction to close?
•	The transaction is expected to close in the second half of 2024, subject to customary closing conditions and approval by Glatfelter shareholders.

10.	I own Berry stock. What will happen to my stock?
•	Once the separation is complete, NewCo will be a publicly-traded company with its own stock.
•	Berry shareholders will receive immediate value through the cash distribution of approximately $1 billion dollars as well as the opportunity to participate in the significant upside potential of NewCo.

11.	Can I communicate with Glatfelter employees?
•	Please do not reach out to individual Glatfelter employees regarding the transaction before the close, which is expected to occur in the second half of 2024.
•	If a person from Glatfelter reaches out to you, before responding you should check with your supervisor.

12.	What should I say if partners or customers ask about the separation?
•	You can tell them that it remains business as usual.
•	Until the transaction is completed, HHNF will continue operating as a segment of Berry.
•	We are continuing to work with partners and customers as we always have and contracts remain intact.

13.	What should I do if I’m contacted by media or third parties?
•	If you receive a media inquiry, please send it to Laci Scourfield (Laciscourfield@berryglobal.com).

14.	Who do I contact with questions? Where can I get more information?
•	We will make every effort to ensure that all employees are informed about developments as they occur throughout the process leading up to and following the close of the transaction.
•	Please reach out to your supervisor with specific questions, and they will do their best to answer them. Keep in mind that these are still early days, and a number of key decisions have yet to be made. We will keep you informed as we have additional details to share.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the Berry’s HH&S global nonwovens and films business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of the Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.